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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                      ----------------------------------

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                      THE SECURITIES EXCHANGE ACT OF 1934

                             BRIDGE BANCORP, INC.
            (Exact name of registrant as specified in its charter)

                NEW YORK                                      11-2934195
             (State or other                               (I.R.S. Employer
             jurisdiction of                                Identification
              organization)                                     Number)

            2200 MONTAUK HIGHWAY
            BRIDGEHAMPTON, NEW YORK                              11932
            (Address of principal executive offices)          (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class              Name of each exchange on which
        To be so registered              each class is to be registered

        Common stock                     The NASDAQ Global Select Market
----------------------------------       --------------------------------------

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
            (if applicable)
----------

Securities to be registered pursuant to Section 12(g) of the Act:

         None.



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Item 1.           DESCRIPTION OF SECURITIES.

Description of Common Stock
---------------------------

         The Company is authorized to issue 20,000,000 shares of capital stock, all of which are common stock, par value of $0.01 per share. As of June 4, 2008, the Company had 6,146,872 shares of common stock outstanding. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

         Shares of the Company's common stock represent nonwithdrawable capital, are not an account of an insurable type, and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

         DIVIDENDS. Under the New York Business Corporation Law, the Company may pay dividends on its outstanding shares except when the Company is insolvent or would be made insolvent by the dividend. In addition, the Company may pay dividends out of surplus only, so that the net assets of the Company remaining after such payment shall at least equal the amount of stated capital.

         VOTING RIGHTS. The holders of common stock of the Company have exclusive voting rights in the Company. They elect the Company's Board of Directors and act on other matters as are required to be presented to them under New York law or as are otherwise presented to them by the Board of Directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.

         LIQUIDATION. In the event of liquidation, dissolution or winding up of the Company, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution.

         PREEMPTIVE RIGHTS. Holders of the Company's common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

         CLASSIFICATION OF BOARD OF DIRECTORS. The Board of Directors is divided into three classes as nearly equal in number as possible. Each year one class of Directors is elected to serve for a three-year term and until their respective successors shall have been elected and qualified.

Restrictions on Acquisition of the Company
------------------------------------------

         The Company's certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Board of Directors or management of the Company more difficult.

         The following description is a summary of the provisions of the certificate of incorporation and bylaws. These documents are filed as Exhibits
3.1 and 3.2 to this Registration Statement, respectively.

         DIRECTORS. The Board of Directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would normally take at least two annual elections to replace a majority of the Company's board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the Board of Directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

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         RESTRICTIONS ON CALL OF SPECIAL MEETINGS. The bylaws provide that special meetings of shareholders can be called at any time by the Board of Directors. Shareholders are not authorized to call a special meeting of shareholders under the certificate of incorporation or bylaws.

         AUTHORIZED BUT UNISSUED SHARES. The Company has authorized but unissued shares of common stock. See "Description of Capital Stock."

         AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BYLAWS. Amendments to the certificate of incorporation must be approved by the Company's Board of Directors and also by a majority of the outstanding shares of the Company's voting stock; provided, however, that approval by at least 75% of the votes entitled to be cast by the holders of all then-outstanding shares is generally required to amend the following provisions (except that such 75% vote is not required for amendments approved by 75% of the members of the board who are unaffiliated with "Interested Shareholders" (as defined below in "Business Combinations"):

         (i)   The absence of preemptive rights;

         (ii) The ability to oppose tender or other offers, as described below in "Tender Offers";

         (iii) the vote required of shareholders to approve "Business Combinations" (as described below in "Business Combinations");

         (iv)  The limitation on director liability; and

         (v) The manner in which the certificate of incorporation can be amended.

The bylaws can be amended by the affirmative vote of a majority of the directors of the Company.

         BUSINESS COMBINATIONS. The certificate of incorporation requires that certain business combinations between the Company (or any majority-owned subsidiary thereof) and an Interested Shareholder (generally a 5% or greater shareholder, an associate or affiliate of the Company who was recently a 5% or greater shareholder, or an assignee of an Interested Shareholder) must (i) be approved by at least 75% of the votes entitled to be cast by the holders of all then-outstanding shares; (ii) be approved by at least 75% of the members of the Board of Directors who are unaffiliated with such Interested Shareholder or (iii) involve consideration per share generally equal to the higher of (A) the highest amount paid by such Interested Shareholder or its affiliates in acquiring any shares of the Company's common stock or (B) the "Fair Market Value" (generally, the highest closing sale price on the Company's common stock during the 30 days preceding the date of the announcement of the proposed business combination or on the date the Interested Shareholder became such, whichever is higher).

         TENDER OFFERS. The certificate of incorporation provides that the Board of Directors may, if it deems such advisable, oppose a tender or other offer for the Company's securities and, when considering whether to oppose such offer may consider any relevant, germane or pertinent issue. As more fully described in the certificate of incorporation, such issues include, but are not limited to:

         (i) a consideration of the offer price based on historical and present operating results or financial condition;

         (ii)  whether a more favorable price could be obtained;

         (iii) the social and economic effects of such offer on the Company and its subsidiaries, employees, depositors, loan and other customers, creditors, shareholders and other elements of the communities in which the Company and any of its subsidiaries are located; and
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         (iv)  the reputation and business practice of the offeror and its management and affiliates as they would affect the shareholders, employees, depositors and customers of the Company and its subsidiaries and the future value of the Company's stock.

As more fully described in the certificate of incorporation, the certificate of incorporation also authorizes the Board of Directors to take actions to reject an offer, including, but not limited to, advising shareholders not to accept the offer, litigation against the offeror, filing complaints with governmental and regulatory authorities, and selling or otherwise issuing authorized but unissued securities or treasury stock or granting stock options.

         INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. The Company's bylaws, consistent with the New York Business Corporation Law, provide that any person who was, is, or is threatened to be made a party to any action or proceeding, whether civil or criminal (including an action by or in the right of the Company or any other corporation, partnership, join venture, trust, employee benefit plan or other enterprise which any director or officer of the Company served in any capacity at the request of this Company), by reason of the fact that he, his testator or intestate, is or was a director or officer of the Company, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, shall be indemnified by the Company against all judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense or appeal of any such action or proceeding, and against any other amounts, expenses and fees similarly incurred; provided that no indemnification shall be made to or on behalf of any director or officer where indemnification is prohibited by applicable law. This right of indemnification shall include the right of a director or officer to receive payment from the Company for expenses incurred in defending or appealing any such action or proceeding in advance of its final disposition; provided that the payment of expenses in advance of the final disposition of an action or proceeding shall be made only upon delivery to the Company of an undertaking by or on behalf of the director or officer to repay all amounts so advanced if it should be determined ultimately that the director or officer is not entitled to be indemnified. The preceding right of indemnification shall be a contract right enforceable by the director or officer with respect to any claim, cause of action, action or proceeding accruing or arising while the applicable Bylaw shall be in effect. Such indemnification shall generally be approved by the members of the Board of Directors who are not parties to such action or proceeding.

         LIMITATION ON LIABILITY. The Company's certificate of incorporation generally provides that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages because of a breach as a director unless such liability is based upon a judgment or other final adjudication adverse to the director that establishes:

         (i) that the acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law;

         (ii) that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled; or

         (iii) that the acts violated Section 719 of the New York Business Corporation law.

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The Company's certificate of incorporation further provides that, if the New
York Business Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, the liability of a director of the Company, in addition to the limitation on personal liability provided in the certificate of incorporation, shall be further limited to the fullest extent permitted by the amended New York Business Corporation Law.

         QUALIFICATIONS OF DIRECTORS. The bylaws of the Company require directors to be shareholders of the Company.

Item 2.           EXHIBITS.

The following exhibits are filed as part of this Registration Statement on Form 8-A:

Exhibit
Number                              Description
------                              -----------

3.1 Certificate of Incorporation of the registrant (incorporated by reference to Registrant's amended Form 10, File No. 0-18546, filed October 15, 1990)

3.1(i) Certificate of Amendment of the Certificate of Incorporation of the Registrant (incorporated by reference to Registrant's Form 10-Q, File No. 0-18546, filed August 13, 1999)

3.2 Revised By-laws of the Registrant (incorporated by reference to Registrant's Form 8-K, File No. 0-18546, filed December 17, 2007)






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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Bridge Bancorp, Inc.
--------------------
(Registrant)



By   /s/ Kevin M. O'Connor
   ------------------------------------------------------------
Kevin M. O'Connor
President and Chief Executive Officer

Dated: June 9, 2008





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